Filed by Devon Energy Corporation.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Crosstex Energy, Inc. (Commission File No. 000-50536)

The following is the text of the website that is being maintained at www.enlink.com in connection with the proposed business combination between Devon Energy Corporation, Crosstex Energy, Inc. and Crosstex Energy, L.P., which was first available to the public on January 14, 2014.

PRESS RELEASE | FACTS/ASSETS | PRESENTATION | WEBCAST | WATCH VIDEO

ENLINK
MIDSTREAM

CONNECTING ENERGY TO LIFE

OUR STRENGTH | OUR INNOVATION | OUR GROWTH | THE PARTNERSHIP

ENLINK
MIDSTREAM

OUR STRENGTH

This strategic partnership will position EnLink Midstream as a leading, integrated midstream company with diverse geographic assets, generating strong unitholder value. EnLink Midstream will be the strongest link in the midstream chain.

INTRODUCTION
OUR STRENGTH
OUR INNOVATION
OUR GROWTH
THE PARTNERSHIP

A MESSAGE FROM OUR CEO, BARRY DAVIS

ENLINK
MIDSTREAM

OUR INNOVATION

This strategic combination will position the company to provide innovative solutions that meet our customers' needs while streamlining growth. At EnLink Midstream, a lucrative future is more than a pipe dream.

INTRODUCTION
OUR STRENGTH
OUR INNOVATION
OUR GROWTH
THE PARTNERSHIP
A MESSAGE FROM OUR CEO, BARRY DAVIS

ENLINK
MIDSTREAM

INTRODUCTION
OUR STRENGTH
OUR INNOVATION
OUR GROWTH
THE PARTNERSHIP
A MESSAGE FROM OUR CEO, BARRY DAVIS

OUR GROWTH

EnLink Midstream will have all the components to deliver long-term growth: strategically placed assets, a high-quality upstream partnership and an accomplished leadership team. And with strong financial roots, EnLink Midstream will be more than capable of sustainable growth.

****

The following is a transcript of a video made available on January 14, 2014 on the website that is being maintained at www.enlink.com.

Hello everyone, I’m Barry Davis, CEO of Crosstex Energy, I’m very excited to share some news, not just any news, but a new era of progress in our industry.

Sometimes an opportunity comes along so big that it has the potential to completely change the playing field – to redefine the game. An opportunity to fuel innovative customer solutions, drive robust growth, and generate stakeholder value. An opportunity to connect energy to life.

And that’s the kind of opportunity that presented itself to us last October when Crosstex and Devon agreed to merge our midstream assets to create a new company—a company of combined power – stronger, more innovative and growing.

And now we have the name and logo to represent this idea, full of energy and connection. I’m proud to introduce EnLink Midstream.

We realize that today’s energy market requires a greater suite of services and capabilities with evolving market demands – and we’re responding to them with a commitment to create one of the largest, best-positioned midstream companies in the U.S.

Upon closing of the transaction, EnLink Midstream will be a leading integrated midstream company with a diverse geographic footprint and a strong financial foundation delivering tailored customer solutions for sustainable growth.

It’s our goal – our promise – to be the strongest link in the midstream chain. Join me in becoming a part of this new beginning.

Additional Information and Where to Find It

This transcript contains information about the proposed merger involving a Devon entity and a Crosstex entity. In connection with the proposed merger, New Public Rangers, L.L.C. (to be renamed EnLink Midstream, LLC) has filed with the Securities and Exchange

Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus for Crosstex Energy, Inc.’s stockholders. Crosstex Energy, Inc. will mail the final proxy statement/prospectus to its stockholders. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, stockholders will be able to obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.

*****

The following is a press release that was jointly released by Devon Energy Corporation, Crosstex Energy, Inc. and Crosstex Energy, L.P. on January 14, 2014:

News Release

Devon Investor Contacts	Scott Coody Shea Snyder	405 552 4735 405 552 4782
Devon Media Contact	Chip Minty	405 228 8647
Crosstex Investor & Media Contact	Jill McMillan	214 721 9271

EnLink Midstream to be Name of New Combined Midstream Business

OKLAHOMA CITY & DALLAS—January 14, 2014—Devon Energy Corporation (NYSE: DVN) (“Devon”) and Crosstex Energy, L.P. (the “Partnership”) (NASDAQ: XTEX) and Crosstex Energy, Inc. (the “Corporation”) (NASDAQ: XTXI) (collectively “Crosstex”) today announced the selection of EnLink Midstream Partners, LP and EnLink Midstream, LLC as the names of their new combined midstream business following the completion of the transaction.

On October 21, 2013, Devon and Crosstex announced the signing of definitive agreements to combine substantially all of Devon’s U.S. midstream assets with Crosstex’s assets to form a new midstream business. The new business will consist of two publicly traded entities: the master limited partnership, whose name will change upon closing from Crosstex Energy, L.P. to EnLink Midstream Partners, LP, and a publicly traded general partner entity, which will be called EnLink Midstream, LLC. Applications will be filed to list the common units of both EnLink Midstream Partners, LP and EnLink Midstream, LLC on the New York Stock Exchange upon the closing under the symbols “ENLK” and “ENLC”, respectively. The new website for EnLink Midstream can be found at www.enlink.com.

“We are proud to introduce EnLink Midstream, which will be a leading, integrated midstream company with a diverse geographic footprint and a strong financial foundation,” said Barry E. Davis, Chief Executive Officer of Crosstex and incoming CEO of EnLink Midstream. “This strategic combination is expected to generate immediate and future value for our equity holders and to provide greater capacity to pay distributions. Our enhanced financial position will support both existing and new growth projects and our employees will benefit from working for a larger, stronger company.”

The transaction, which is expected to close in the first quarter of 2014, is subject to approval by the stockholders of the Corporation as well as other customary closing conditions. On December 13, 2013, Crosstex announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Information About Notice to NASDAQ

Crosstex has submitted written notice to the NASDAQ Global Select Market (“NASDAQ”) of its intention to voluntarily delist the Corporation’s common stock and the Partnership’s common units from NASDAQ and to apply for the listing of EnLink Midstream, LLC’s common units and the Partnership’s common units on the NYSE. The proposed delistings are subject to and conditioned upon the closing of the transaction.

Management of Crosstex determined that the proposed delistings would be in the best interests of the equityholders of the Partnership and the Corporation and the business as a whole. Shortly following the closing of the transaction, the Corporation and the Partnership each intend to file a Form 25 with the Securities and Exchange Commission (the “SEC”) to effect the proposed delistings from NASDAQ. The official delistings will become effective approximately ten days thereafter.

About Devon Energy

Devon Energy Corporation is an Oklahoma City-based independent energy company engaged in oil and gas exploration and production. Devon is a leading U.S.-based independent oil and gas producer and is included in the S&P 500 Index. For more information about Devon, please visit www.devonenergy.com.

About the Crosstex Energy Companies

Crosstex Energy, L.P. (NASDAQ: XTEX) is an integrated midstream energy partnership headquartered in Dallas that offers diversified, tailored customer solutions spanning the energy value chain with services and infrastructure that link energy production with consumption. XTEX operates approximately 3,500 miles of natural gas, natural gas liquids and oil pipelines, 10 natural gas processing plants and four fractionators, as well as barge and rail terminals, product storage facilities, brine disposal wells and an extensive truck fleet. XTEX has the right platform, the right opportunities and the right people to pursue its growth-focused business strategy.

Crosstex Energy, Inc. (NASDAQ: XTXI) owns the general partner interest, the incentive distribution rights and a portion of the limited partner interests in Crosstex Energy, L.P. as well as the majority interest in E2, a services company focused on the Utica Shale play in the Ohio River Valley.

Additional information about the Crosstex companies can be found at www.crosstexenergy.com.

Additional Information and Where to Find It

This press release contains information about the proposed merger involving a Devon entity and a Crosstex entity. In connection with the proposed merger, New Public Rangers, L.L.C. (to be renamed EnLink Midstream, LLC) has filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus for the Corporation’s stockholders. The Corporation will mail the final proxy statement/prospectus to its stockholders. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, stockholders will be able to obtain free copies of the proxy statement/prospectus from the Corporation by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Corporation in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of the Corporation in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC. Information regarding the Corporation’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Although these statements reflect the current views, assumptions and expectations of Devon’s and Crosstex’s management, the matters addressed herein involve certain risks and uncertainties that could cause actual activities, performance, outcomes and results to differ materially than those indicated. Such forward-looking statements include, but are not limited to, statements about future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Devon’s, Crosstex’s or the new company’s financial condition, results of operations and cash flows include, without limitation,(a) failure to consummate the transactions due to unsatisfied closing conditions with respect the transactions or failure to obtain regulatory approval for the transactions, (b) the risk that the new company will not be integrated successfully or that such integration will take longer than anticipated, (c) the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe, (d) fluctuations in oil, natural gas and NGL prices, (e) the extent and success of drilling efforts, as well as the extent and quality of hydrocarbon volumes produced within proximity of our assets, (f) failure or delays by customers in achieving expected productions in their projects, (g) competitive conditions in our industry and their impact on our ability to connect hydrocarbon supplies to our assets, (h) actions or inactions to or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers, (i) our ability to consummate future acquisitions, successfully integrate any acquired businesses, realize any cost savings and other synergies from any acquisition, (j) changes in the availability and cost of capital, (k) operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control, (l) timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule, (m) the effects of existing and future laws and governmental regulations, including environmental and climate change requirements, (n) the effects of existing and future litigation and (o) risks related to Crosstex’s substantial indebtedness, as well as other factors disclosed in Devon’s and Crosstex’s filings with the SEC. You should read Devon’s and Crosstex’s filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2012 and their Quarterly Reports for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 and other filings made with the SEC. Neither Devon nor Crosstex assumes any obligation to update these forward-looking statements.

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